Internap Network Services Corporation
250 Williams Street
Atlanta, Georgia 30303
January 9, 2007
Ms. Barbara Jacobs
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Internap Network Services Corporation — Acceleration Request Registration Statement On Form S-4 (File No. 333-138993)
Ladies and Gentlemen:
     Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), Internap Network Services Corporation, a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its registration statement on Form S-4 (File No. 333-138993) (the “Registration Statement”), relating to the registration of 13,991,624 shares of the Company’s common stock, par value $0.001 per share, so that the Registration Statement may be declared effective at 3:00 p.m. E.S.T. on Tuesday, January 9, 2007, or as early as practicable thereafter.
     The Company acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We request that we be notified of such effectiveness by a telephone call to Greg Roussel of Fenwick & West LLP at (650) 335-7156 and that such effectiveness also be confirmed in writing.
     The undersigned registrant hereby confirms that it is aware of its obligations under the Securities Act.

Very truly yours, INTERNAP NETWORK SERVICES CORPORATION
By:	/s/ Dorothy An
Vice President and General Counsel

cc:	Greg Roussel, Fenwick & West LLP
Arturo Sida, VitalStream Holdings, Inc.
Bryan Allen, Parr Waddoups Brown Gee & Loveless